

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 8, 2006

Mr. Irving E. Lingo, Jr.
Executive Vice President and Chief Financial Officer
Corrections Corporation of America
10 Burton Hills Blvd.
Nashville, TN 37215

>   **RE: Corrections Corporation of America**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 7, 2006**
>   **File No. 001-16109**

Dear Mr. Lingo:

We have completed our review of your Form 10-K and have no further comments at this time.

If you have any further questions regarding our review of your filing, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739, or to the undersigned at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief